                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ONI Systems Corp.
                   ------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 Par Value Per Share
                   ------------------------------------------
                         (Title of Class of Securities)


                                    68273F103
                   ------------------------------------------
                                 (CUSIP Number)


                                February 17, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
----------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)
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 CUSIP NO. 68273F103                                             Page 2 of 9
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
           CIENA Corporation
           I.R.S. Identification No.: 23-2725311
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [X]
           (See Item 5 below.)
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO (See Item 3 below.)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                                         -0-
   NUMBER OF          ----------------------------------------------------------
    SHARES            8       SHARED VOTING POWER
 BENEFICIALLY                         16,868,008
   OWNED BY           ----------------------------------------------------------
     EACH             9       SOLE DISPOSITIVE POWER
   REPORTING                             -0-
    PERSON            ----------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,868,008
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                         [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.9 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

CUSIP NO. 68273F103                                              Page 3 of 9

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the shares of common stock, par value $0.0001 per share ("ONI Common Stock"), of ONI Systems Corp., a Delaware corporation ("ONI"). The principal executive offices of ONI are located at 5965 Silver Creek Valley Road, San Jose, California 95138.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  NAME, PLACE OF ORGANIZATION, PRINCIPAL BUSINESS:

          This Schedule 13D is filed by CIENA Corporation, a corporation organized under the laws of the State of Delaware ("CIENA"). CIENA Corporation's market-leading intelligent optical networking systems form the core for the new era of networks and services worldwide. CIENA's LightWorks(TM) architecture enables next-generation optical services and changes the fundamental economics of service-provider networks by simplifying the network and reducing the cost to operate it.


     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:
          The address of the principal business and principal executive office of CIENA is 1201 Winterson Road, Linthicum, MD 21090-2205.

     (c)  INFORMATION PROVIDED PURSUANT TO INSTRUCTION C:

          For information with respect to the identity and background of each director and executive officer of CIENA, see Schedule I attached hereto.

     (d)  NO CRIMINAL CONVICTIONS:

          During the past five years, neither CIENA nor, to CIENA's knowledge, any person identified in Schedule I to this Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  NO CIVIL PROCEEDINGS:

          During the past five years, neither CIENA nor, to CIENA's knowledge, any person identified in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 68273F103                                             Page 4 of 9

     (f)  CITIZENSHIP:

          To the best of CIENA's knowledge, all persons identified in the attached Schedule I are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          CIENA agreed to acquire ONI by means of a merger (the "Merger") pursuant to the Agreement and Plan of Merger dated as of February 17, 2002 (the "Merger Agreement"), by and among CIENA and ONI, and subject to the conditions set forth therein. As an inducement for CIENA to enter into the Merger Agreement and in consideration thereof, each of the directors, certain affiliates thereof and certain officers of ONI named on Schedule II (collectively, the "Stockholders") entered into a Stockholder Agreement (collectively, the "Stockholder Agreements") with
          CIENA. Pursuant to the Stockholder Agreements, each Stockholder has agreed to vote the ONI Common Stock it owns in favor of the Merger and against competing proposals, and to grant CIENA, upon request, a proxy with respect to its ONI Common Stock. The Stockholder Agreements cover an aggregate 16,209,925 shares of ONI Common Stock owned by the Stockholders. In addition, the Stockholder Agreements cover any additional shares acquired upon exercise of options held by such Stockholders. A form of the Stockholder Agreement is filed herewith as Exhibit 99.1 and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          On February 17, 2002, CIENA and ONI entered into the Merger Agreement. Following the Merger, ONI will merged with and into CIENA as a result of which holders of ONI Common Stock will receive 0.7104 shares of CIENA's common stock for each share of ONI Common Stock outstanding at the time of the Merger. The Merger, which is expected to close in the second or third calendar quarter of 2002, is contingent upon the fulfillment of certain conditions in the Merger Agreement including, but not limited to, all required regulatory approvals, and the approval of the Merger by the stockholders of ONI and CIENA. The Stockholder Agreements are intended to enhance the likelihood of timely approval of the Merger by ONI's stockholders.

CUSIP NO. 68273F103                                             Page 5 of 9


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of February 17, 2002, the shares subject to the Stockholder Agreements consisted of 16,868,008 shares of ONI Common Stock, representing approximately 11.9% of the total number of issued and outstanding shares of ONI Common Stock on February 17, 2002. The 16,868,008 total includes options to purchase 658,083 shares of ONI Common Stock that are exercisable within sixty days from the date hereof. The 16,868,008 total excludes 1,275,917 shares subject to options held as of the date of the Stockholders Agreements that are not exercisable within sixty days of the date hereof.
               The percentage of 11.9% is calculated based on 141,458,654 shares of ONI Common Stock outstanding as of February 17, 2002, as represented by ONI in the Merger Agreement.

               By virtue of the Stockholder Agreements entered into with each person identified on Schedule II, CIENA may be deemed to have the right to acquire voting power of the shares subject thereto because the Stockholder Agreements grant CIENA the right to require that the Stockholder give a proxy to CIENA upon request to vote those shares in favor of the Merger; however, CIENA is not entitled to any other rights as a stockholder of ONI with respect to the shares of ONI Common Stock covered by the Stockholder Agreements. CIENA disclaims membership in any group consisting of one or more persons listed on Schedule II and disclaims beneficial ownership of any shares beneficially owned by any such persons. The filing of this Schedule 13D shall not be deemed as an admission that CIENA is the beneficial owner of any shares owned by any persons listed on Schedule II or a member of any group consisting of such persons.


     (c) Except as described in this Schedule 13D, there have been no transactions in the shares of ONI Common Stock effected by CIENA or, to the best of CIENA's knowledge, any person identified in
               Schedule I of this Schedule 13D, during the last sixty days.

     (d)       Not Applicable.

     (e)       Not Applicable.

CUSIP NO. 68273F103                                             Page 6 of 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in this Schedule 13D and to the best of CIENA's knowledge, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ONI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Form of Stockholder Agreement between each of the Stockholders and CIENA.

CUSIP NO. 68273F103                                             Page 7 of 9

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:  February 20, 2002
                                    CIENA CORPORATION

                                    By: /s/ Russell B. Stevenson, Jr.
                                        -----------------------------------
                                        Russell B. Stevenson, Jr.
                                        Senior Vice President, General Counsel
                                          and Secretary

 CUSIP NO. 68273F103                                            Page 8 of 9

                                   SCHEDULE I

         A. EXECUTIVE OFFICERS AND DIRECTORS OF CIENA CORPORATION.*

Name:                       Principal Occupation or Employment:
-----                       -----------------------------------
Patrick H. Nettles, Ph.D.   Executive Chairman of the Board of Directors
Gary B. Smith               President, Chief Executive Officer and Director
Stephen B. Alexander        Senior Vice President, Chief Technology Officer
Steve W. Chaddick           Senior Vice President, Systems and Technology and Chief Strategy
                            Officer
Joseph R. Chinnici          Senior Vice President, Finance and Chief Financial Officer
Michael O. McCarthy III     Senior Vice President, Worldwide Sales and Support
Russell B. Stevenson, Jr.   Senior Vice President, General Counsel and Secretary
Andrew C. Petrik            Vice President, Controller and Treasurer
Stephen P. Bradley, Ph.D.   Director
Harvey B. Cash              Director
John R. Dillon              Director
Lawton W. Fitt              Director
Judith M. O'Brien           Director
Gerald H. Taylor            Director


* Business address for each individual: c/o CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090.

CUSIP NO. 68273F103                                             Page 9 of 9

                                   SCHEDULE II


------------------------------------------------------------------------------------------------------------------------------
Name                                                   Number of Shares of ONI                 Number of Options to
                                                       Common Stock                            Purchase ONI Common
                                                       Beneficially Owned*                     Stock Beneficially Owned*
------------------------------------------------------------------------------------------------------------------------------
Matthew W. Bross Revocable Trust                       192,460
------------------------------------------------------------------------------------------------------------------------------
Matthew W. Bross                                                                               40,000
------------------------------------------------------------------------------------------------------------------------------
William R. Cumpston                                                                            450,000
------------------------------------------------------------------------------------------------------------------------------
Cumpston Family Trust                                  761,779
------------------------------------------------------------------------------------------------------------------------------
William R. Cumpston 2000 GRAT                          10,000
------------------------------------------------------------------------------------------------------------------------------
The Cumpston Children's Trust                          2,000
------------------------------------------------------------------------------------------------------------------------------
Michael A. Dillon                                      182,142                                 100,000
------------------------------------------------------------------------------------------------------------------------------
The Dillon Living Trust                                69,103
------------------------------------------------------------------------------------------------------------------------------
Robert J. Jandro                                       675,350                                 100,000
------------------------------------------------------------------------------------------------------------------------------
James F. Jordan                                        1,502,581                               40,000
------------------------------------------------------------------------------------------------------------------------------
Kevin Compton                                          533,547                                 120,000
------------------------------------------------------------------------------------------------------------------------------
Kleiner Perkins Caufield & Buyers VIII, L.P.           1,262,087
------------------------------------------------------------------------------------------------------------------------------
KPCB VIII Founders Fund                                73,081
------------------------------------------------------------------------------------------------------------------------------
KPCB Information Sciences Zaibatsu Fund II             31,416
------------------------------------------------------------------------------------------------------------------------------
Gregory B. Maffei                                      237,050                                 40,000
------------------------------------------------------------------------------------------------------------------------------
Hugh C. Martin                                         5,849                                   550,000
------------------------------------------------------------------------------------------------------------------------------
HMCM Trust                                             3,130,554
------------------------------------------------------------------------------------------------------------------------------
Wild Crest Ventures, LLC                               880,000
------------------------------------------------------------------------------------------------------------------------------
Cherrystone Partners, LP                               1,000,000
------------------------------------------------------------------------------------------------------------------------------
Hugh C. Martin 2000 GRAT                               34,836
------------------------------------------------------------------------------------------------------------------------------
Martin Children's Trust                                3,000
------------------------------------------------------------------------------------------------------------------------------
Jon Feiber                                             4,593                                   120,000
------------------------------------------------------------------------------------------------------------------------------
Feiber-Buhr Trust                                      201,368
------------------------------------------------------------------------------------------------------------------------------
Mohr, Davidow Ventures V, L.P.                         5,083,694
------------------------------------------------------------------------------------------------------------------------------
George Reyes                                                                                   24,000
------------------------------------------------------------------------------------------------------------------------------
Rohit Sharma                                           267,894                                 350,000
------------------------------------------------------------------------------------------------------------------------------
rohit Trust                                            65,541
------------------------------------------------------------------------------------------------------------------------------

*As represented to CIENA in the Stockholder Agreements.